UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 1st, 2010, Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”), entered into an Authorization to Proceed (the “ATP”) with Space Systems/Loral (“SS/L”) relating to the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8, to replace Satmex’s existing Satmex 5 satellite.
Satmex has paid the sum of U.S. $2.0 million for the ATP (the “ATP Price”). The ATP provides that SS/L will perform certain specified engineering and development tasks including the procurement of schedule-critical long lead TWTAs for the Satmex 8 satellite program for up to 60 days (the “ATP Term”). If a definitive construction agreement for Satmex 8 has not been executed by the end of the ATP Term, the ATP will terminate with no further monetary or performance obligation on the part of either party.
The ATP provides that, if the definitive construction agreement is executed and the first payment due under the definitive construction agreement is received by SS/L by April 22, 2010, then SS/L will have the satellite ready for shipment to the launch site within 27 months of the execution date of the ATP. If, however, the definitive construction agreement is executed and the first payment due under the definitive construction agreement is received by SS/L at a later date, then this 27-month period will commence on such later date.
Satmex estimates that the total Satmex 8 program, including construction, launching and insurance, would involve an amount along the lines of U.S.$350 million. Payments to SS/L associated to satellite construction would become due according to a milestone payment schedule included in the definitive construction agreement.
The ATP includes other provisions and specifications that will apply if a definitive construction agreement is executed. It also includes certain draft terms and conditions to be used as the basis for good faith negotiations between Satmex and SS/L with respect to the entry into the definitive construction agreement. The ATP provides that, if Satmex makes any changes to the baseline configuration of Satmex 8 prior to entry into the definitive construction agreement, SS/L will use its best commercial efforts to accommodate such request for changes, and Satmex and SS/L will negotiate changes to the price, schedule and other affected terms accordingly.
Satmex may, in its sole discretion, terminate the ATP at any time during the ATP Term, upon five days written notice to SS/L.
The payments to be made under the definitive construction agreement will exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”). Satmex is seeking waivers of certain indenture covenants from the holders of a majority of each of the First Priority Notes and the Second Priority Notes to allow Satmex to enter into the definitive construction agreement, in addition to entry into a satellite launch agreement, which will provide for the launch of Satmex 8. Satmex must obtain such waivers prior to the execution of the definitive construction agreement and to enter into an agreement for the launch of Satmex 8.

The design life of Satmex 8 is 15 years. The satellite is based on the SS/L 1300 platform, a decades-proven, modular platform that according to SS/L has the industry’s highest power capability and flexibility for a broad range of applications. Satmex 8 will be designed to provide power levels that are approximately equal to those of Satmex’s existing satellites, Satmex 5 and Satmex 6. The footprint of Satmex 8 will extend from the 48 continental states of the United States to Argentina, and will include the Caribbean, all of Latin America and the major cities of Brazil.
Upon execution of a definitive construction agreement for Satmex 8 on the terms specified in the ATP, the existing right of first offer between Satmex and SS/L will terminate.
There can be no assurance that Satmex will be able to negotiate a definitive construction agreement with SS/L for Satmex 8 or that it will be able to enter into an agreement for the launch of Satmex 8, on reasonable terms or at all, or that Satmex will be able to obtain the waivers of certain indenture covenants to enter into either agreement. If Satmex is unable to negotiate and execute a definitive construction agreement for Satmex 8 with SS/L prior to the end of the ATP Term, Satmex’s ability to provide seamless satellite service to its customers may be affected.
While Satmex has not obtained the waivers necessary to enter into either the definitive construction agreement for Satmex 8 or the satellite launch contract, Satmex expects that, if it were to receive such waivers and enter into such agreements, both of which are being currently negotiated by Satmex, it would be required to make expenditures of approximately $65 million in the next five months under those agreements.
A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.
Exhibit 99.1     Press Release of Satélites Mexicanos, S.A. de C.V., dated April 1st, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1st, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated April 1st, 2010

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